EXHIBIT I




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                         STATEFED FINANCIAL CORPORATION
                                519 Sixth Avenue
                             Des Moines, Iowa 50309

For Further Information Contact:                           FOR IMMEDIATE RELEASE

         John F. Golden, President and CEO                 Date:  August 5, 1998
         StateFed Financial Corporation
         519 Sixth Avenue
         Des Moines, Iowa 50309
         Phone: (515) 282-0236

                         STATEFED FINANCIAL CORPORATION
                                REPORTS EARNINGS

     Des Moines, Iowa (NASDAQ: "SFFC") ------ StateFed Financial Corporation, the parent company for State Federal Savings and Loan Association of Des Moines, today announced record earnings for the fiscal year ended June 30, 1998. Earnings for the fiscal year ended June 30, 1998 made history as StateFed Financial Corporation topped the "million dollar milestone" for the first time. For the fiscal year ended June 30, 1998 the company reported net income of $1,017,276 as compared to $921,325 for the same period in 1997, an increase of $95,951, or 10.41%. The increase in net earnings for the fiscal year was primarily due to a decrease in non-interest expense of $169,900, an increase in net interest income of $24,500, and a decrease in income tax expense of $12,400, partially offset by a decrease in non-interest income of $94,900 and an increase of $16,000 in provision for loan losses. The company also reported net income of $251,820 for the three month period ended June 30, 1998 as compared to $331,961 for the same period in 1997, a decrease of $80,141, or 24.14%. Included in the net income for the three month period ended June 30, 1997 was an after tax gain of $85,000 on the sale of real estate held for investment. At June 30, 1998 the company has total assets of $89.8 million and total liabilities of $73.7 million, compared to total assets of $85.7


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million and total  liabilities of $70.4 million at June 30, 1997. The book value of StateFed Financial Corporation increased to $10.27 per share at June 30, 1998.

     State Federal Savings and Loan Association's capital continues to exceed all regulatory requirements.


                                    Continued

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                         STATEFED FINANCIAL CORPORATION
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                         JUNE 30, 1998 AND JUNE 30, 1997


                                                    (Unaudited)     (Unaudited)
                                                     June 30,         June 30,
                                                       1998            1997
                                                   ------------    ------------
ASSETS
Cash and amounts due from depository institutions  $  9,445,404    $  3,634,086
Investments in certificates of deposit                1,478,514       4,435,425
Investment securities                                 2,743,518       3,477,168
Loans receivable, net                                68,979,770      68,177,746
Real estate acquired for development                    231,870         435,484
Real estate held for investment, net                  2,262,060       1,933,532
Property acquired in settlement of loans              1,286,452         333,939
Office property and equipment, net                    1,564,077       1,418,982
Federal Home Loan Bank stock, at cost                   949,000         950,000
Accrued interest receivable                             542,246         567,478
Prepaid expenses and other assets                       318,654         314,754
                                                   ------------    ------------
        TOTAL ASSETS                               $ 89,801,565    $ 85,678,594
                                                   ============    ============


       LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
Deposits                                           $ 53,671,860    $ 50,345,972
Advances from Federal Home Loan Bank                 18,964,890      19,000,000
Advances from borrowers for taxes and insurance         340,686         490,053
Accrued interest payable                                134,251         128,881
Dividends payable                                        78,295          78,372
Income taxes:current and deferred                       232,019         200,327
Other liabilities                                       295,278         201,981
                                                   ------------    ------------
        TOTAL LIABILITIES                          $ 73,717,279    $ 70,445,586
                                                   ------------    ------------

Stockholders' equity:
Common stock                                       $      8,905    $      8,905
Additional paid-in capital                            8,483,110       8,398,857
Unearned compensation - restricted stock awards        (341,270)       (423,576)
Unrealized gain (loss) on investments                   119,928          57,462
Treasury stock                                       (1,643,697)     (1,560,859)
Retained earnings - substantially restricted          9,457,310       8,752,518
                                                   ------------    ------------

   TOTAL STOCKHOLDERS' EQUITY                      $ 16,084,286    $ 15,233,307
                                                   ------------    ------------

   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY      $ 89,801,565    $ 85,678,893
                                                   ============    ============



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                         STATEFED FINANCIAL CORPORATION
                      SELECTED CONSOLIDATED FINANCIAL DATA


                                      Three Months Ended         Fiscal Year Ended
                                           June 30                    June 30
                                    Unaudited    Unaudited    Unaudited
                                    ----------   ----------   ----------   ----------
                                       1998         1997         1998         1997
OPERATIONS DATA

Total interest income ...........   $1,727,490   $1,665,500   $6,848,370   $6,407,032

Total interest expense ..........   $1,029,644   $  952,218   $4,042,526   $3,625,737
                                    ----------   ----------   ----------   ----------

Net interest income .............   $  697,846   $  713,282   $2,805,844   $2,781,295

Provision for loan losses .......   $   34,000   $   18,000   $   52,000   $   36,000
                                    ----------   ----------   ----------   ----------

    Net interest income after
    provision for loan losses ...   $  663,846   $  695,282   $2,753,844   $2,745,295

Non-interest income:
Real estate operations ..........   $  129,218   $   54,135   $  440,718   $  404,035

Gain on sale of real estate .....   $   13,043   $  147,092   $   44,017   $  158,221

Other non-interest income .......   $   26,642   $   54,766   $   90,297   $  107,651
                                    ----------   ----------   ----------   ----------

Total non-interest income .......   $  168,903   $  255,993   $  575,032   $  669,907


Total non-interest expense ......   $  471,564   $  434,356   $1,821,140   $1,991,059
                                    ----------   ----------   ----------   ----------

Income before income taxes ......   $  361,185   $  516,919   $1,507,736   $1,424,143

Income tax expense ..............   $  109,365   $  184,958   $  490,460   $  502,818
                                    ----------   ----------   ----------   ----------

Net Income ......................   $  251,820   $  331,961   $1,017,276   $  921,325
                                    =================================================

Earnings per share ..............   $     0.17   $     0.22   $     0.68   $     0.62
Diluted earnings per share ......   $     0.16   $     0.22   $     0.66   $     0.60